Securities and Exchange Commission
                                              Washington, D.C.  20549

                                                   SCHEDULE 13D
                                     Under the Securities Exchange Act of 1934


                                           The Hartcourt Companies, Inc.
                                                 (Name of Issuer)

                                      Common Stock, par value $.001 per share
                                          (Title of Class of Securities)

                                                    416187 20 1
                                                  (CUSIP Number)

                                                   Reid Breitman
                                               American Equities LLC
                                        11400 Olympic Boulevard, Suite 217
                                          Los Angeles, California  90064
                                                  (310) 785-0330
                                   (Name, Address and Telephone Number of Person
                               Authorized to Receive Notices and Communications)


                                                 December 15, 1997
                                           (Date of Event which Requires
                                             Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].





                                                          Page 1 of 6
                                                   Exhibit Index on Page 6

                                  SCHEDULE 13D
-------------------------------------------------
                  --------------------------------------------------
CUSIP No.    259901 110 6
                             Page       2       of    6        Pages










-------------------------------------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              American Equities LLC     TIN#95-4562151

--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                      (b) |_|
--------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
                                  WC, OO
--------------------------------------------------------------------------------

         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or
                     2(e)                                    |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                              California

--------------------------------------------------------------------------------
                       7          SOLE VOTING POWER
     NUMBER OF                             1,325,000
       SHARES
     BENEFICIAL
         LY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                    -----------------------------------------------------------
                                8          SHARED VOTING POWER
                                           0
                    ------------------------------------------------------------
                                9          SOLE DISPOSITIVE POWER
                                           1,325,000
                    ------------------------------------------------------------
                               10          SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTINGPERSON
                     1,325,000
--------------------------------------------------------------------------------
         12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*                                              |_|

--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              8.7%
--------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*               14
                     OO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------
                       --------------------------------------------------
CUSIP No.    259901 110 6
                   Page       2       of       6 Pages










-------------------------------------------------
-------------------------------------------------------------------------
    1       NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              Reid Breitman

-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                         (b) |_|
-------------------------------------------------------------------------
    3       SEC USE ONLY

------------------------------------------------------------------------------
    4       SOURCE OF FUNDS

                                  OO
-----------------------------------------------------------------------------
         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 PURSUANT TO ITEMS 2(d) or
                     2(e)                                                   |_|

-------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-------------------------------------------------------------------------------
     NUMBER OF                             0
       SHARES
     BENEFICIAL
         LY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                    -----------------------------------------------------------
                                           0
                    ----------------------------------------------------------
                                9          SOLE DISPOSITIVE POWER
                                           0
                    ----------------------------------------------------------
                               10          SHARED DISPOSITIVE POWER
                                           0
-------------------------------------------------------------------------------
         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTINGPERSON
                     1,325,000

-------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
 SHARES*                                                       |_|

-------------------------------------------------------------------------------
                              8.7%
--------------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*               14
                     IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------
                 --------------------------------------------------
CUSIP No.    259901 110 6
                   Page       2       of       6
          --------------------











-------------------------------------------------

--------------------------------------------------------------------------------
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                              Julia Breitman

-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                       (b) |_|
-------------------------------------------------------------------------------
    3       SEC USE ONLY

------------------------------------------------------------------------------
    4       SOURCE OF FUNDS
                                  OO
-------------------------------------------------------------------------------
         5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or
                     2(e)                                                   |_|

----------------------------------------------------------------------------
                              United States

--------------------------------------------------------------------------
                       7          SOLE VOTING POWER
     NUMBER OF                             0
       SHARES
     BENEFICIAL
         LY
      OWNED BY
        EACH
     REPORTING
       PERSON
        WITH
                    -------------------------------------------------------
                                           0
                    ----------------------------------------------------
                                9          SOLE DISPOSITIVE POWER
                                           0
                    -----------------------------------------------------
                               10          SHARED DISPOSITIVE POWER
                                           0
----------------------------------------------------------------------------
         11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTINGPERSON
                     1,325,000

---------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*                                                       |_|

---------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              8.7%
-------------------------------------------------------------------------
                              TYPE OF REPORTING PERSON*               14
                     IN

---------------------------------------------------------------------------

         Item  1 Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, par value $.001 per share (the "Common Stock"), of The Hartcourt Companies, Inc., a Utah corporation ("Hartcourt" or the "Issuer"). The principal executive offices of Hartcourt are located at 19104 S. Norwalk Blvd., Artesia, California 90701.

         Item  2 Identity and Background.

         This statement is being filed by American Equities LLC, Reid Breitman and Julia Breitman. American Equities LLC is a California limited liability company engaged in the business of management and consulting services, real property management, and investments. Mr. Breitman is a lawyer and is president of American Equities LLC, and owns 80% of the membership interests of American Equities LLC.
Mrs. Breitman is a lawyer and is general counsel of American
Equities LLC, and owns 20% of the membership interests of American
Equities LLC.   Mr. and Mrs. Breitman are filing this report by
virtue of their ownership of American Equities LLC. The business address of each of Mr. and Mrs. Breitman and of American Equities
LLC is 11400 Olympic Blvd. Suite 217, Los Angeles, California 90064. Each of Mr. and Mrs. Breitman are citizens of the United States of America.

         During the last five years, none of American Equities, Mr. Breitman or Mrs. Breitman have (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item   Source and Amount of Funds or Other Consideration.

         American Equities LLC obtained funds in the aggregate of $275,000 for the acquisition of 275,000 shares of Common Stock from its working capital and through the retirement of certain obligations owed to them by the seller of such shares.

         Item 4.  Purpose of Transaction.

         The reporting persons acquired their shares of Common Stock for investment purposes.

         American Equities LLC intends to continuously review the possible courses of action that may be available to it and take such action with respect to the Common Stock of Hartcourt as it considers desirable in light of the circumstances then prevailing. Pending its decision whether or not to pursue any of such courses of action and depending on market conditions and other factors, American Equities LLC reserves the right to purchase shares of Common Stock individually, or with others as part of a group (and through borrowings, if deemed appropriate), in brokerage transactions on the Nasdaq Bulletin Board or in private transactions, if appropriate opportunities to do so are available, on such terms and at such times as it considers desirable.

         Except as set forth above, American Equities LLC has no plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4.

         Item 5.  Interests in Securities of the Issuer.

         (a) The following list sets forth the aggregate number and percentage (based on 15,231,024 shares of Common Stock outstanding) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of December 15, 1997:


                                         Shares of                      Percentage of
                                        Common Stock                   Shares of Common                   Percentage of
                                        Beneficially                        Stock                         Shared Voting
Name                                       Owned                         Beneficially                         Power
                                                                            Owned

American                               1,325,000 (1)                        8.7%(1)                             0
Equities LLC

Mr. Breitman                           1,325,000 (1)                       8.7%(1)                           8.7%(2)

Mrs. Breitman                          1,325,000 (1)                        8.7%(1)                          8.7%(2)

--------------------------

(1) All of such shares are held by American Equities LLC, and are beneficially owned by Mr. and Mrs. Breitman by virtue of their ownership of American Equities LLC. Excludes Warrants, which are not currently exercisable and will not be exercisable within the next 60 days, to purchase a combined total of 2,000,000 shares of Common Stock at an exercise price of an average of $1.26 per share issued to American Equities LLC in December 1996.

(2) American Equities LLC has sole voting and dispositive power of all of such shares, and Mr. and Mrs. Breitman have shared voting power by virtue of their joint ownership and control of American
Equities LLC.


         (b) American Equities LLC has sole voting and dispositive power of all of such shares, and Mr. and Mrs. Breitman have shared voting power by virtue of their joint ownership and control of American Equities LLC.


         (c) The following is a description of all transactions in the Common Stock of the Issuer by the persons identified in Item 2 of this Schedule 13D effected within 60 days from the date of this report. All sales were by American Equities LLC on open market transactions.

        Sale Date                     Number of                  Sale Price Per
                                        Shares                          Share

         11/26/97                       20,000                         $2.5625

         12/15/97                        500                            $2.75

         12/16/97                        500                            $2.75

         12/17/97                        500                            $2.75

         12/19/97                       1,000                          $2.125

         12/22/97                        500                           $2.125



         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

         (e)      Not applicable.

         Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

         American Equities LLC entered into that certain Amended and Restated Consulting Agreement, dated as of December 20, 1996, between American Equities LLC and Hartcourt, pursuant to which American Equities LLC agreed to render certain consulting services to Hartcourt. Under the terms of the Consulting Agreement, Hartcourt issued to American Equities LLC 1,000,000 shares of Common Stock as a deposit against future fees payable pursuant to the Consulting Agreement and warrants to purchase an aggregate of 2,000,000 shares of Common Stock at an average exercise price of $1.26. The Consulting Agreement provides for payment by Hartcourt to American Equities LLC of certain fees and commissions based on performance, which fees and commissions are payable at the option of Hartcourt in Common Stock.

         American Equities LLC presently contemplates purchasing up to 2,000 shares of Hartcourt's Series A Convertible Preferred Stock and up to 1,000 shares of Hartcourt's Series Convertible Preferred Stock from Capital Commerce Ltd., which purchased such preferred stock from Hartcourt in July, 1997.

         Except for the circumstances discussed or referred to above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of Hartcourt among any of the persons reporting in this Schedule 13D.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement under Section 13d-1(f) under the Securities Exchange Act of 1934, dated as of December 22, 1997, between American Equities LLC, Mr. Breitman and Mrs.
         Breitman.

         Exhibit 1 - Amended and Restated Consulting Agreement, dated as of December 20, 1996, by and between The Hartcourt Companies, Inc., a Utah corporation and American Equities LLC, a California limited liability company.

         Exhibit 2 - Warrant Agreement and Warrrants, each dated as of December 20, 1996, by and between The Hartcourt Companies, Inc.
         and American Equities LLC.

                                                        SIGNATURE


         After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this
Schedule is true, complete and correct.


Dated: December 22, 1997   AMERICAN EQUITIES LLC


                                                     By:
                            Reid Breitman, President



                                                     Reid Breitman



                                                     Julia Breitman